UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2013

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

Effective November 10, 2013, the Board of Directors of Amira Nature Foods Ltd (the “Company”) appointed Harash Pal Sethi to the Company’s Board of Directors. The full text of the press release issued in connection with the appointment of Mr. Sethi to the Board of Directors is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Exhibits
99.1	Press Release, dated November 11, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2013

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer